CONTACT: FRED M. RYAN


              W.P. STEWART & CO., LTD. REPORTS NET INCOME FOR FIRST
                          QUARTER 2001 OF $23.3 MILLION

      DILUTED EARNINGS PER SHARE FOR THE FIRST QUARTER FOR 2001 WERE $0.49

23 April 2001
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $23.3 million, or $0.49 per share (diluted) and $0.53 per share (basic), for the first quarter ended 31 March 2001. This compares with net income in the first quarter of the prior year of $26.6 million or $0.59 per share (diluted) and $0.64 per share (basic).

For the first quarter of 2001 there were 47,315,118 common shares outstanding on a weighted average fully diluted basis compared to 45,187,857 common shares outstanding for the first quarter of 2000 on the same weighted average fully diluted basis.

Cash earnings for the quarter ended 31 March 2001, which exclude non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $24.9 million, or $0.53 per share (diluted), compared with $28.3 million, or $0.63 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $9.3 billion, a decline of 9.7% from $10.3 billion at the end of the prior quarter, and a decline of 18.7% from $11.6 billion at 31 March 2000. Assets under management at 20 April 2001 were approximately $10 billion, an increase of approximately $0.7 billion from the end of the first quarter.

PERFORMANCE

Performance in the W.P. Stewart & Co., Ltd. equity composite for the first quarter 2001 was substantially better than the S&P 500, at -6.9% pre-fee and -7.2% post-fee, compared with -11.9% for the broad market average.

W.P. Stewart's five-year performance record for the period ending 31 March 2001 averaged 18.4% pre-fee (17.1% post-fee), compounded annually, compared to an average of 14.2% for the S&P 500 in the period, and is substantially ahead of the Company's five-year pre-fee goal of 15% compounded annually.

LOOK THROUGH EARNING POWER

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Annual growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% over the past 26 calendar years. The weighted


             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda
           Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda average growth rate in earnings behind clients' portfolios in 2000 was in excess of 20%. The Company's research analysts anticipate further growth in portfolio earning power in the range of 12-13% for 2001 and in excess of 15% for the next few years.

REVENUES AND PROFITABILITY

Revenues were $48.5 million for the quarter ended 31 March 2001, down 12.7% from $55.5 million for the same quarter 2000.

Total operating expenses decreased 12.9%, to $22.6 million for the first quarter 2001, from $25.9 million in the same quarter of the prior year.

The pre-tax margin (as a percentage of gross revenue) was 53.3% in the first quarter of 2001 versus 53.2% in the comparable quarter of the prior year.

The Company's provision for taxes for the quarter ended 31 March 2001 was $2.6 million versus $2.9 million in the comparable quarter of the prior year. The tax rate is 10% of income before taxes for both periods.

OTHER EVENTS

The Company paid a dividend of $0.30 per common share on 31 January 2001 to shareholders of record as of 26 January 2001.

The Company will pay a dividend of $0.30 per common share on 30 April 2001 to shareholders of record as of 20 April 2001.

INVESTOR CONFERENCE

In conjunction with this first quarter 2001 earnings release, W.P. Stewart will host an investor conference on Thursday, 10 May 2001 at the Four Seasons Hotel in New York City. The conference will be available to participants via live webcast and teleconference. Details regarding participation in the conference, as well as additional information regarding the Company's first quarter results, will be made available prior to the event.


W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).


             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

               (Consolidated Statements of Operations appears on following page)

                                                       # # #


             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Consolidated Statements of Operations


                                                        Three Month Period Ended
                                                                 March 31,
                                            --------------------------------------------
                                                2001               2000             %
                                            -----------        -----------        ------
Revenue:
  Fees                                      $32,155,126        $41,612,611         -22.7%
  Commissions                                14,646,243         12,972,446          12.9%
  Interest and other                          1,683,012            939,283          79.2%

                                             48,484,381         55,524,340         -12.7%
                                            -----------        -----------         -----

Expenses:
  Employee compensation and benefits          9,619,456         10,258,282          -6.2%
  Marketing fees                              1,673,536          3,149,094         -46.9%
  Commissions, clearance and trading          2,578,782          2,366,066           9.0%
  Research and  administration                4,142,034          4,145,731          -0.1%
  Depreciation and amortization               1,813,406          1,831,005          -1.0%
  Other operating                             2,809,788          4,228,435         -33.6%
                                            -----------        -----------         -----
                                             22,637,002         25,978,613         -12.9%
                                            -----------        -----------         -----

Income before taxes                          25,847,379         29,545,727         -12.5%

Provision for taxes                           2,584,738          2,939,510         -12.1%
                                            -----------        -----------         -----

Net income                                  $23,262,641        $26,606,217         -12.6%
                                            ===========        ===========         =====

Earnings Per Share:

Basic Earnings Per Share                    $      0.53        $      0.64         -17.2%
                                            ===========        ===========         =====

Diluted Earnings Per Share                  $      0.49        $      0.59         -16.9%
                                            ===========        ===========         =====
